UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Centrue Financial Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

15641R103

(CUSIP Number)

May 6, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 15641R103			Page 2 of 5

1.	Name of Reporting Person: Leon A. Felman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 132,854

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 132,854

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 132,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.6%

12.	Type of Reporting Person: IN, PN, EP

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Item 1(a).	Name of Issuer

Centrue Financial Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

310 South Schuyler Avenue
Kankakee, Illinois 60901

Item 2(a).	Name of Person Filing

Leon A. Felman

Item 2(b).	Address of Principal Business Office or, if None, Residence

25 West Brentmoor Park
Clayton, Missouri 63105

Item 2(c).	Citizenship

USA

Item 2(d).	Title of Class of Securities

Common stock, par value $0.01 per share

Item 2(e).	CUSIP Number

15641R103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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(g) ☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box ☑

Item 4.	Ownership.

(a) Amount beneficially owned:

132,854

(b) Percent of class:

5.6%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:	132,854

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	132,854

(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

      Mr. Felman beneficially owns shares of common stock of Centrue Financial Corporation individually and through The Felman Family Partnership, L.P., the Leon A. Felman Keough Profit Sharing Plan, his IRA account, and the Homebaker Brand Profit Sharing Plan. Mr. Felman has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares owned through the various entities.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8.	Identification and Classification of Members of the Group.

      Not applicable.

Item 9.	Notice of Dissolution of Group.

      Not applicable.

Item 10.	Certifications.

      Not applicable.

SIGNATURE

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

May 11, 2005

Date

/s/ Leon A. Felman

Signature

Leon A. Felman

Name/Title

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